BLUE RIDGE REAL ESTATE COMPANY

P.O. BOX 707

BLAKESLEE, PA   18610

 March 5, 2010

VIA EDGAR

Jessica Barberich, Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Blue Ridge Real Estate Company

Form 10-K for the period ended October 31, 2008

Filed January 29, 2009

File No. 0-02844

Dear Ms. Barberich:

This letter is being submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 11, 2009, with respect to the above-referenced filing (the “Form 10-K”) by Blue Ridge Real Estate Company (the “Company”).

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Note 1– Summary of Significant Accounting Policies

1.

Your response to prior comment 3 indicates that you will account for substantially completed, unsold units as long-lived assets held for sale, meaning that the long-lived assets will be measured at the lower of carrying amount or fair value less costs to sell, in future filings.  Your response also provides a brief assessment of the materiality of such units as of July 31, 2009 based on the carrying amount.  Please additionally tell us the fair value less costs to sell of the substantially completed, unsold units as of July 31, 2009, the carrying value of the substantially completed, unsold units as of October 31, 2008, and the fair value less costs to sell of those units as of October 31, 2008.  Please address the following in your response:

a.

Breakout your response into three sections to address the Laurelwoods II single units, Laurelwoods II duplex units, and Pod J-1 of Building J in Boulder Lake Village separately.

DB1/64507990.1

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

March 5, 2010

b.

You state that the carrying value of the unsold units in Laurelwoods II and Pod J-1 was $4,844,000 at July 31, 2009. Break this amount out between the single units, the duplex units, and the units in Pod J-1.

c.

Discuss the discount rate used to determine the fair value of the unsold units.  Please tell us how the discount rate was adjusted over time based on changes in the expected timing of the sales of these units.  Based on your response to prior comment 5, it appears that sales in 2008 and 2009 have been behind your projected schedules.

CONFIDENTIAL TREATMENT REQUESTED BY BLUE RIDGE REAL ESTATE COMPANY FOR THE PORTIONS OF THIS RESPONSE INDICATED BY “[***].”

Company Response:

In light of the staff’s comments relating to the carrying value and possible need for an impairment analysis with regard to several of our real estate assets, we retained Amper, Politziner & Mattia LLP to assist management in performing an impairment analysis for the single and duplex units at Laurelwoods II and the Boulder Lake Village units as of October 31, 2008, July 31, 2009 and October 31, 2009.

With respect to those of our developments that were substantially complete, we applied a discount to both the expected revenues from the sale of units and the future expenditures anticipated as of the relevant dates, including closing costs and selling costs.  (Please see our response to comment 2 for a discussion of our analysis with respect to pods J-2 and J-3 of Building J in Boulder Lake Village, which were under development.)

In determining the appropriate discount rate, we referenced an investor survey published by RealtyRates.com that provides data based on the type of investor and type of property.  We assessed information with respect to the Resort/Second Home category for a market participant that is a developer.  The Resort/Second Home category includes condominium, cooperative, hi-rise, garden and townhouse structures.  We viewed this category as essentially including the types of units that we have developed.

As a result of the foregoing considerations, we applied the following discount rates to anticipated revenues and future anticipated expenditures:

Reporting Date	Discount Rate Used
October 31, 2008	18.20%
July 31, 2009	21.34%
October 31, 2009	21.67%

DB1/64507990.1

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

March 5, 2010

The following table provides information regarding the carrying value and the fair value less costs to sell with respect to the substantially completed, unsold single units and duplex units in Laurelwoods II and units in pod J-1 of Building J in Boulder Lake Village at October 31, 2008 and July 31, 2009, based on the methodology described above:

	Laurelwoods II		Boulder Lake Village
	Single Units	Duplex Units	Pod J-1

October 31, 2008

Carrying Value	[***]	[***]	[***]
Fair Value Less Costs to Sell	[***]	[***]	[***]

July 31, 2009

Carrying Value	[***]	[***]	[***]
Estimated Costs to Complete			[***]
[***]
Fair Value Less Costs to Sell	[***]	[***]	[***]

With respect to the Laurelwoods II single units at October 31, 2008, the analysis indicates an impairment of $51,072.  However, for the reasons discussed below, we do not believe that adjustments to reflect this amount on our balance sheet and statement of operations as of, or for the period ending, October 31, 2008 would be material.

We note initially that the amount of the impairment is quantitatively immaterial to our financial condition and results of operations.  The $51,072 amount constitutes a miniscule portion of our total assets at October 31, 2008, and less than three percent of our loss from continuing operations before income taxes for the fiscal year ended October 31, 2008.

In addition, we have assessed the considerations articulated in Staff Accounting Bulletin No. 99 in considering whether the quantitatively small impairment could have a material effect on the financial statements, as follows:

•

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The determination of fair value is highly uncertain and involves estimates regarding the discount rate, anticipated dates of sale, selling price and additional expenditures pending sale.

•

Whether the misstatement masks a change in earnings or other trends.

DB1/64507990.1

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

March 5, 2010

Our net loss from continuing operations before income taxes for the year ended October 31, 2008 was $1,876,630.  The failure to apply a $51,072 impairment charge clearly does not mask a change in earnings or other trends.

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

Our stock is not actively traded, and we have no analysts following the Company.

•

Whether the misstatement changes a loss into income or vice versa

The $51,072 impairment obviously would not change the reported loss into income.

•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

The $51,072 impairment affects our Land Resource Management segment. We do not believe the impairment would materially affect an evaluation of the segment’s operations or profitability as of that date.

•

Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The impairment charge would not affect our compliance with regulatory requirements.

•

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

The impairment charge would not affect our compliance with loan covenants or other contractual requirements.

•

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The exclusion of the impairment charge had no effect on management compensation.

•

Whether the misstatement involves concealment of an unlawful transaction.

This consideration is inapplicable.

DB1/64507990.1

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

March 5, 2010

Therefore, we do not believe that any adjustments are necessary with respect to our October 31, 2008 financial statements.

On the other hand, particularly when coupled with the impairment discussed in our response to comment 2, the impairment of our real estate assets at July 31, 2009 is meaningful.  Please see the response to comment 2 for additional information.

2.

We note your response to prior comment 4; however, we are re-issuing the comment since you only addressed projects that are/were substantially completed and that are to be sold which are measured at the lower of carrying value or fair value less costs to sell, rather than subject to impairment testing.  ASC 970-360-35-3 states that the provisions of ASC 360-10-35-21 for long-lived assets to be held and used (including assessment for impairment) shall apply to real estate held for development, including property to be developed in the future as well as that currently under development.  Please tell us how you determined that none of the circumstances in ASC 360-10-35-21 had occurred as of October 31, 2008 or through the third quarter of 2009 for each of your real estate projects under development.  It appears that Pods J-2 and J-3 in Building J in Boulder Lake Village were under development; please specifically address these.  In your response to prior comment 6 you stated that during your 2009 fiscal year, you began to experience meaningful cost overruns in connection with Boulder Lake Village; please specify in which quarter of 2009 you began to experience these cost overruns.  Also, we note that you have only sold one unit in Building J; as noted in ASC 970-360-35-4 insufficient demand for a project under construction is an additional example that recoverability of the real estate project should be assessed.  Please specifically address why you did not assess impairment of the units under development in Building J as of October 31, 2008 or through the third quarter of 2009 based on actual sales compared to expected sales.  Please also advise us if there were any other projects under development and address them in your response as well.

CONFIDENTIAL TREATMENT REQUESTED BY BLUE RIDGE REAL ESTATE COMPANY FOR THE PORTIONS OF THIS RESPONSE INDICATED BY “[***].”

Company Response:

Our initial analysis with respect to pods J-2 and J-3 at October 31, 2008 was essentially the same as the analysis related to pod J-1 described in our response to prior comment 4.  We relied on an assessment by our sales staff in establishing market prices for the units in Boulder Lake Village.  Although Boulder Lake Village was a new development, and similar types of units (waterfront condominium units) were not available in the area for comparative market price analysis, we

DB1/64507990.1

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

March 5, 2010

relied on an analysis of our sales staff showing that market prices generally for resort units in the area were being maintained.  As discussed in our response to prior comment 4, we did not believe that the terms relating to the sale of the first unit in pod J-1, which resulted in what essentially was a “break-even” transaction, indicated that there was a need for an impairment analysis with regard to any Boulder Lake Village units.  As explained in the response to prior comment 4, we viewed the factors resulting in the reduction in sales proceeds to be a one-time event, and that the market value suggested by the analysis of our sales staff continued to be appropriate.  In this regard, we also note that there was continued interest in all of our developments, including Boulder Lake Village, as evidenced by the absence of a meaningful decline in sales office inquiries by potential purchasers.

However, as noted in our response to comment 1, we more recently retained Amper to assist us in an impairment evaluation of some of our properties.  This evaluation also pertained to pods J-2 and J-3, and generally was subject to the methodology described in the response to comment 1 above, subject to some modification to address the fact that pods J-2 and J-3 were under development.  Specifically, at each reporting date, we computed the total estimated costs as the sum of the total capitalized costs incurred at that reporting date, known cost overruns and estimated costs to complete the development. (As described below, we were aware of cost overruns at July 31, 2009 and October 31, 2009.  We were not aware of any cost overruns at October 31, 2008.)  Utilizing these total estimated costs and the expected revenue relating to the pod J-2 and pod J-3 units, we assessed whether the undiscounted cash flows would be sufficient to recover our projected investment in the development.  If the undiscounted cash flows were not sufficient, we determined the fair value of our investment in the pod J-2 and J-3 units at each reporting date by multiplying the estimated discounted cash flow less estimated expenses by a percentage that reflects the relationship of costs incurred to date to the total estimated costs.  We used the same discount rates as were applied to our other developments, as discussed in our response to comment 1 above.

Our analysis with regard to pods J-2 and J-3 at July 31, 2009 was affected by developments relating to cost overruns.  [***].  We took into account cost overruns anticipated at July 31, 2009 in connection with our analysis regarding pods J-2 and J-3.

As a result of our analysis, we determined that the carrying value of pods J-2 and J-3 was not impaired at October 31, 2008, but was impaired by $1,733,922 at July 31, 2009.  In order to address the impairment of pods J-2 and J-3, as well as the impairment of the Laurelwoods II single units and pod J-1 of Boulder Lake Village at July 31, 2009, we included the following footnote in our financial statements included in the portions of our annual report to shareholders, filed as exhibit 13.1 to, and incorporated by reference in, our Form 10-K for the fiscal year ended October 31, 2009:

DB1/64507990.1

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

March 5, 2010

16.  QUARTERLY FINANCIAL INFORMATION (Unaudited):

The results of operations for each of the quarters in the last two years are presented below.

	1st	2nd	3rd	4th	Total
Year ended 10/31/09			Adjusted
Operating revenues	$3,169,070	$1,102,283	$3,407,058	$8,218,255	$15,896,666
Operating (loss) profit	(45,747)	(466,491)	(570,890)	1,885,272	802,144
Net (loss) income	(127,258)	(429,853)	(511,192)	1,217,549	149,246
Net (loss) income per weighted average combined share	($0.05)	($0.18)	($0.21)	$0.50	$0.06

	1st	2nd	3rd	4th	Total
Year ended 10/31/08
Operating revenues	$2,249,752	$2,456,096	$2,666,832	$2,785,433	$10,158,113
Operating loss	(396,137)	(331,278)	(279,099)	(185,882)	(1,192,396)
Net loss	(385,496)	(322,300)	(293,740)	(284,094)	(1,285,630)
Net loss per weighted average combined share	($0.16)	($0.13)	($0.12)	($0.11)	($0.52)

The quarterly results of operations for Fiscal 2009 and 2008 reflect the impact of land dispositions that occur from time to time and do not follow any pattern during the fiscal year.

During the fourth quarter of Fiscal 2009, the Companies recorded an impairment charge of $2,571,000 on the Companies’ assets whose carrying costs were determined to be in excess of fair value and are not expected to be recoverable.  It has been determined that $2,254,500 of this impairment charge is applicable to the three month period ended July 31, 2009.  Had this impairment been recognized as of July 31, 2009, and for the nine months then ended, net income of $419,197 as originally reported would have been a net loss of ($1,068,303).  The basic and diluted earnings per share of $0.17 as originally reported for the nine months ended July 31, 2009, would be a loss per share of ($0.44).  The tax provision of $216,000 as originally reported would have been a tax benefit of ($551,000).  The third quarter information for fiscal year ended 10/31/09 above has been adjusted to reflect the impairment.  The effect on the previously reported net income for the third quarter of Fiscal 2009 was a decrease of $1,487,500 and the operating profit was reduced by $2,254,500.

In addition to the impairment relating to the Laurelwoods II and Boulder Lake Village properties, the $2,571,000 impairment charge applicable to the fiscal year ended October 31, 2009 included a $53,000 charge related to a single home that we acquired in connection with a property that we purchased a few years ago.

In addition to the disclosure regarding the impairment charge applicable to the quarter ended July 31, 2009, including the information specifying changes regarding specific line items in the statement of operations, we filed a Form 8-K which, as amended, discloses the impairment charge and our board’s determination that the quarterly financial information in the Form 10-Q for the quarter ended July 31, 2009 should no longer be relied upon.  As a result, there already is publicly available detailed information regarding the impairment and the nature of the material adjustments applicable to statement of operations information.  Accordingly, we do not believe that a restatement of the financial statements and other financial information included in our quarterly report for the quarter ended July 31, 2009 should be required.  We will, of course,

DB1/64507990.1

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

March 5, 2010

provide restated financial information relating to the quarter and nine months ended July 31, 2009 when providing comparative data in our quarterly report for the quarter ended July 31, 2010.

Aside from the Boulder Lake Village units, we had no other real estate projects under development during our 2008 or 2009 fiscal years.

3.

Notwithstanding comment 2 above, please advise us of the results of your impairment test on your projects under development as of October 31, 2009, when available, as well as the significant assumptions used in your test.

Company Response:

Our impairment tests on projects under development (pods J-2 and J-3), indicate further impairment of $219,010 during the three months ended October 31, 2009.  The methodology used for this purpose was essentially the same as described in our response to comments 1 and 2 above, and the impairment charge was addressed in the financial statement footnote described in our response to comment 2.

4.

We note your response to prior comment 8.  You state that you expected that substantial additional revenues would be derived from increased utilization of the golf course as visitors to the Pocono area became aware of the golf course, and as units in the planned community were sold.  Tell us when you expected to start selling units in the community.  Also, please advise us of the results of your impairment test as of October 31, 2009, when available, as well as the significant assumptions used in your test.

CONFIDENTIAL TREATMENT REQUESTED BY BLUE RIDGE REAL ESTATE COMPANY FOR THE PORTIONS OF THIS RESPONSE INDICATED BY “[***].”

Company Response:

At October 31, 2008, we expected to begin selling units in the planned residential development in 2012 or 2013.  Our present plans for the golf course and the planned residential development are to market the parcel to a national developer.

Because the property on which the planned residential development is to be constructed is adjacent to, and to a considerable extent surrounded by, the golf course, we believe the properties would have to be sold together.  Therefore, we believe any impairment analysis of the golf course and the planned unit development must consider both properties as a single asset class.

DB1/64507990.1

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

March 5, 2010

We retained an appraiser to provide appraised values for the golf course and the planned residential development.  The aggregate appraised hypothetical and, in the case of the golf course, stabilized market value of a fee simple interest in those properties as of October 31, 2009, was $[***], which exceeded the $[***] combined carrying value of the properties.  (The appraisal report indicates that the use of the term “hypothetical” was merely intended to indicate that the appraisals assume that the golf course and the planned residential development were each on stand alone parcels rather than part of a single plot of land.  As noted above, we believe the golf course and planned residential development would not be saleable as separate parcels.  Moreover, in the case of the golf course, the appraisal was based on an anticipated stabilized income and expense stream; in this regard, the appraiser noted that the golf course is a relatively new facility and, based on public data referenced in the appraisal report, the appraiser estimated income and expenses, generally to reflect conditions expected to exist over the life of the property.)  Accordingly, we determined that the properties were not impaired at October 31, 2009.

Supplemental Information:

As discussed with the staff, we have determined that we are not a smaller reporting company because we are a majority-owned subsidiary of an entity that is not a smaller reporting company.  Therefore, in response to prior comments 1 and 2 in the staff’s September 24, 2009 letter, we are providing supplementally Schedule III: Real Estate and Accumulated Depreciation as of October 31, 2008, which includes the detail requested in prior comment 2.  We provided a similarly detailed schedule on pages 25 and 26 of our Annual Report on Form 10-K for the fiscal year ended October 31, 2009, and will provide similarly detailed schedules in future filings.  In addition, we will not rely on Note 2 to Rule 8-01 of Regulation S-X with respect to preparation of our financial statements.

Please do not hesitate to contact Alan Singer or Joanne Soslow of our counsel, Morgan, Lewis & Bockius LLP, if you should have any questions or comments with regard to these responses.  Mr. Singer’s telephone number is 215-963-5224 and Ms. Soslow’s telephone number is 215-963-5262.

Sincerely,

/s/ Eldon D. Dietterick

Eldon D. Dietterick

Executive Vice President and Treasurer

Blue Ridge Real Estate Company

DB1/64507990.1

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY